Tractebel Energia

SUEZ

04 APR -5 AM 7:21

Florianópolis, 30 de março de 2004. CE DF-0004/2004

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

04024094

Re.: Tractebel Energia S.A.
Exeption: Nº 82-4760

Gentleman,

We are enclosing a copy of the convocation to the General Shareholders Meeting of Tractebel Energia S.A. that will take place on April 12th, 2004, at the Company's Headquarters, which was been prepared in accordance with CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
APR 07 2004
THOMSON FINANCIAL

cc.: Glorinete Laurentino
The Bank of New York

4/6

Tractebel Energia

EXTRAORDINARY AND ORDINARY SHAREHOLDERS MEETINGS

CONVOCATION

According to the legal dispositions and By-laws, the Shareholders of **TRACTEBEL ENERGIA S.A.** are convoked to the Extraordinary and Ordinary Shareholders Meetings, to be realized, cumulatively, on April 12th, 2004, at 14:00 p.m., at Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State, with the following Agenda:

1. EXTRAORDINARY SHAREHOLDERS MEETING

1.1 Alteration of By-laws, transferring the attribution of incise "VI" from the article 33 to the article 31;

1.2 Revalidation of services agreement contract celebrated between the Company and Suez-Tractebel S.A., approved on the Extraordinary Shareholders Meeting held on April 29th, 2002 **(This item of Agenda will be voted, exclusively by minority shareholders);**

2. ORDINARY SHAREHOLDERS MEETING

2.1 Examining, discussing and voting the financial statements related to the fiscal year ended on December 31st, 2003;

2.2 Deliberating about the Fiscal Year Net Profit destination and the dividends distribution;

2.3 Election of Board of Directors for mandate up to the General Shareholders Meeting of 2007;

2.4 Deliberating about the employees participation over profits and results related to the 2003 fiscal year;

2.5 Deliberating over the Managers' global remuneration for the 2004 fiscal year;

The Shareholders, according to the applicable legislation and according to the article 13 of By-laws, shall prove their shareholder condition up to the 72 (seventy two) hours before the Meetings, by means of deposit of the documents which prove Tractebel Energia S.A. shares ownership, to be delivered at Company's Headquarters, during business time.

We inform that, according to CVM Instruction No. 165/91, altered by CVM Instruction No. 282/98, the minimum percentage of participation on voting capital needed for the requisition of multiple votes for the Board of Directors members election is 5% (five percent).

Florianópolis, March 26th, 2004

Maurício Stolle Bähr

Board of Directors Chairman